UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SIBANYE GOLD LIMITED

(Name of Issuer)

Ordinary Shares (no par value)

(Title of Class of Securities)

S7627H100

(CUSIP Number)

Pierre Kruger

Gold One International Limited

Postnet Suite 115

Private Bag X17

Weltevreden Park 1715, South Africa

+27 11 726 1047 or +27 82 317 2976

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. S7627H100	SCHEDULE 13D	Page 2 of 5

1. NAME OF REPORTING PERSON: Gold One International Limited
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6. CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES	7. SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 0
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 0
WITH	10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14. TYPE OF REPORTING PERSON CO

CUSIP No. S7627H100	SCHEDULE 13D	Page 3 of 5

item 1.	security and issuer.

Item 1 is amended and restated as follows:

This Amendment No. 1 to Schedule 13D (this “Schedule 13D”) amends and supplements the Schedule 13D as previously filed with the Securities and Exchange Commission on May 22, 2014, by the Reporting Person, with respect to the ordinary shares, no par value (the “Ordinary Shares”), of Sibanye Gold Limited, a corporation organized under the laws of the Republic of South Africa (the “Issuer”). The principal executive offices of the Issuer are located at Libanon Business Park, 1 Hospital Street (off Cedar Avenue), Libanon, Westonaria, 1780 South Africa.

This Schedule 13D is being filed in accordance with Rule 13d-2(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report that on December 31, 2014, the Reporting Person ceased to be the beneficial owner of more than 5% of the Ordinary Shares of the Issuer as a result of the consummation of a corporate reorganization, as discussed in Item 5 below.

Item 2.	identity and background.

No material change.

Item 3.	source and amount of funds or other consideration.

No material change.

ITEM 4.	PURPOSE OF TRANSACTION.

No material change.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a),(b)	As of December 31, 2014, the Reporting Person no longer has any beneficial interest in, or sole or shared power to vote or dispose of, any of the Ordinary Shares of the Issuer. In connection with an internal corporate reorganization of the Reporting Person effected on December 31, 2014, including the transfer of all of the Reporting Person’s assets and liabilities to other entities within the corporate group, the Reporting Person’s holdings in the Ordinary Shares were transferred to Gold One South Africa (Pty) Ltd.
(c)	Except as disclosed in subpart (a) and (b) above, the Reporting Person has not effected any transaction in the Ordinary Shares in the past 60 days.
(d)	Not applicable.
(e)	On December 31, 2014, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s Ordinary Shares.

CUSIP No. S7627H100	SCHEDULE 13D	Page 4 of 5

Item 6.	contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

  None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

  None.

CUSIP No. S7627H100	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 9, 2015

GOLD ONE INTERNATIONAL LIMITED

By: /s/ Pierre Kruger
Name: Pierre Kruger
Title: Company Secretary